Exhibit 99.2

SaverOne 2014 Ltd. Announces Closing of Public Offering and Nasdaq Listing

Petah Tikvah, Israel, June 7, 2022 – SaverOne 2014 Ltd. (Nasdaq: SVRE, SVREW) (TASE: SVRE), a technology company engaged in the design, development and commercialization of transportation safety solutions designed to save lives by preventing car accidents resulting from the use of mobile phones while driving, today announced the closing of its previously announced underwritten U.S. initial public offering of 2,941,918 units, each consisting of one American Depositary Share (ADS) and one warrant to purchase one ADS, 208,282 pre-funded units, each consisting of one pre-funded warrant to purchase one ADS and one warrant to purchase one ADS, at a price to the public of $4.13 per unit ($4.129 per pre-funded unit), for gross proceeds of approximately $13 million, before deducting underwriting discounts and offering expenses.

The shares and warrants began trading on The Nasdaq Capital Market on June 3, 2022, under the ticker symbols “SVRE” and “SVREW,” respectively.

In addition, SaverOne has granted the underwriter a 45-day option to purchase up to an additional 469,654 ADSs or pre-funded warrants and/or 469,654 warrants to purchase ADSs to cover over-allotments, if any, at the public offering price, less the underwriting discount. In connection with the closing of the offering, the underwriter has partially exercised its over-allotment option to purchase an additional 126,482 warrants to purchase 126,482 ADSs. The underwriter has retained the right to exercise the balance of its over-allotment option within the 45-day period.

The Company intends to use the proceeds for global sales and marketing expansion, for the development of SaverOne’s Generation 2.0 and 3.0 solutions, research and development, working capital and general corporate purposes and possible future acquisitions.

ThinkEquity acted as sole book-running manager for the offering.

A registration statement on Form F-1 (File No. 333-263338) relating to the ADSs, pre-funded warrants and warrants was filed with the Securities and Exchange Commission (“SEC”) and became effective on June 2, 2022. This offering is being made only by means of a prospectus. Copies of the final prospectus may be obtained from ThinkEquity, 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673, by email at prospectus@think-equity.com

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About SaverOne 2014 Ltd.

SaverOne is a technology company engaged in the design, development and commercialization of transportation safety solutions designed to save lives by preventing car accidents resulting from the use of mobile phones while driving. Our SaverOne system provides an advanced driver safety solution that can identify and monitor mobile phones located in the driver’s vicinity and selectively block use of life-threatening applications. Learn more at https://saver.one/.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. For example, SaverOne is using forward-looking statements when it discusses the intended use of proceeds of the offering.  Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” "will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne 2014 Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and SaverOne 2014 Ltd. undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact: Ehud Helft +1 212 378 8040 saverone@gkir.com Israeli Investors Contact: Jonathan Eilat John@theinvestor.co.il